EXHIBIT 21.1

SmartFinancial, Inc.

List of Subsidiaries

Name of Subsidiary	State of Incorporation
SmartBank	Tennessee
Smart Investments Management, Inc.	Tennessee
SMBK Holding, Inc.	Nevada
SMBK Properties, Inc.	Tennessee
Smartholdings I, LLC	Tennessee
Fountain Equipment Finance, LLC	Tennessee